UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 35)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

218 Royal Palm Way, Suite 200

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

July 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 674,572
	8	Shared Voting Power 0
	9	Sole Dispositive Power 674,572
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 674,572(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 6,311,618 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.9% of the outstanding shares of Common Stock. See Item 5 of this Schedule 13D.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of March 13, 2023 is 63,863,592, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the SEC on March 15, 2023.

CUSIP No. 760416107	SCHEDULE 13D

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 450,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 450,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 462,384
	8	Shared Voting Power 0
	9	Sole Dispositive Power 462,384
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 462,384(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D

1	Names of Reporting Persons Alessandra T. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 2,362,331
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,362,331
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,331 (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 3.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D

1	Names of Reporting Persons Alexander S. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 2,362,331
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,362,331
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,331 (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 3.7%(2)
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 35 (“Amendment No. 35”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2022, as amended prior to the date of this Amendment No. 35 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended as follows:

(a) This Statement is being filed jointly on behalf of and by each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”): (i) George E. Norcross, III; (ii) Philip A. Norcross; (iii) Gregory B. Braca; (iv) Alessandra T. Norcross; and (v) Alexander S. Norcross. The filing of this Statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

On July 12, 2023, the Avery Conner Capital Trust made a distribution in kind for no additional consideration of 4,724,662 shares of Common Stock to Alessandra T. Norcross and Alexander S. Norcross (the “Distribution”). The Avery Conner Capital Trust, Susan D. Hudson, in her capacity as a Trustee of the Avery Conner Capital Trust, Geoffrey B. Hudson, in his capacity as a Trustee of the Avery Conner Capital Trust and Rose M. Guida, in her capacity as a Trustee of the Avery Conner Capital Trust, are no longer Reporting Persons for purposes of the Schedule 13D as a result of the Distribution, and Philip A. Norcross is no longer deemed to have beneficial ownership of the shares of Common Stock formerly held by the Avery Conner Capital Trust.

(b) (i) The business address of George E. Norcross, III is 218 Royal Palm Way, Suite 200, Palm Beach, Florida 33480.

(ii) The business address of Philip A. Norcross is 218 Royal Palm Way, Suite 200, Palm Beach, Florida 33480.

(iii) The business address of Gregory B. Braca is 218 Royal Palm Way, Suite 200, Palm Beach, Florida 33480.

(iv) The business address of Alessandra T. Norcross is 218 Royal Palm Way, Suite 200 Palm Beach, Florida 33480.

(v) The business address of Alexander S. Norcross is 218 Royal Palm Way, Suite 200 Palm Beach, Florida 33480.

(c) (i) George E. Norcross, III is the Executive Chairman of Conner Strong & Buckelew Companies, LLC, an insurance, risk management and employee benefits brokerage and consulting firm, with a business address at 218 Royal Palm Way, Suite 200, Palm Beach, Florida 33480.

(ii) Philip A. Norcross is the Managing Shareholder and Chief Executive Officer of Parker McCay P.A., a law firm, with a business address at 2 Cooper Street, Suite 1901, Camden, New Jersey 08102.

(iii) Gregory B. Braca is an investor.

(iv) Alessandra T. Norcross is the founder and chairwoman of WWB Holdings LLC d/b/a PhillyVoice, a digital news source, with a principal business address at 2929 Arch Street, Suite 675, Philadelphia, PA 19104.

(v) Alexander S. Norcross works in business development at WWB Holdings LLC d/b/a PhillyVoice, a digital news source, with a principal business address at 2929 Arch Street, Suite 675, Philadelphia, PA 19104.

(d)-(e) During the last five years, none of the Reporting Persons nor any control persons of a Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)(i), (ii), (iii), (iv), (v), (vii) Each of George E. Norcross, III, Philip A. Norcross, Gregory B. Braca, Alessandra T. Norcross, and Alexander S. Norcross is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following:

On July 12, 2023, as set forth in Schedule A, the Avery Conner Capital Trust made a distribution in kind for no additional consideration of 4,724,662 shares of Common Stock to Alessandra T. Norcross and Alexander S. Norcross.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) of the Original Schedule 13D is hereby amended and restated as follows:

(c) Except as set forth on Schedule A attached hereto, none of the Reporting Persons has engaged in transactions in shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) since the filing of the Original Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended to replace Exhibit 7(a) with the following:

Exhibit Number	Description

7(a)	Joint Filing Agreement, dated July 13, 2023, by and among George E. Norcross, III, Philip A. Norcross, Gregory B. Braca, Alessandra T. Norcross and Alexander S. Norcross

SCHEDULE A

Transactions in the Common Stock of the Issuer Since the Filing of the Original Schedule 13D

The following table sets forth all the transactions in the Common Stock of the Issuer effected since the filing of the Original Schedule 13D by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers.

Avery Conner Capital Trust

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
7/12/2023	4,724,662	(1)

Alessandra T. Norcross

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
7/12/2023	2,362,331	(1)

Alexander S. Norcross

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
7/12/2023	2,362,331	(1)

(1)	Indicates that the Shares were distributed by the Avery Conner Capital Trust for no additional consideration.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2023

George E. Norcross, III

By:	/s/ George E. Norcross, III

Phillip A. Norcross

By:	/s/ Phillip A. Norcross

Gregory B. Braca

By:	/s/ Gregory B. Braca

Alessandra T. Norcross

By:	/s/ Alessandra T. Norcross

Alexander S. Norcross

By:	/s/ Alexander S. Norcross